Exhibit 21

Subsidiaries of the Registrant

Wholly-Owned Subsidiaries of ‘mktg, inc.’ (Registrant):

Jurisdiction of Organization

Inmark Services LLC	Delaware

U.S. Concepts LLC	Delaware

Optimum Group LLC	Delaware

Bars.com LLC	Delaware

Wholly-Owned Subsidiaries of U.S. Concepts LLC (Registrant’s wholly-owned Subsidiary):

Digital Intelligence Group LLC	Delaware

mktg Canada Inc.	Canada